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                                                                       Exhibit 4
                          ROE MINOR REALTY CONSULTANTS




July 9, 2002


Mr. Joseph Pivinski
Oriole Homes Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

Re:      Appraisal #2102
         138 Partially Developed Single-family Lots in Equestrian Club Wellington, Palm Beach County, FL

Dear Mr. Pivinski:

At your request, we have completed an inspection and analysis to appraise the property referenced above. Our analyses have been prepared in conformance to the Uniform Standards of Professional Appraisal Practice (USPAP). The essential data and analytical process used in estimating our final value estimate are included within the attached report. THIS APPRAISAL IS A COMPLETE, SELF-CONTAINED APPRAISAL WITH A VALUATION DATE OF JUNE 22, 2002.

The purpose of this report is to estimate the market value of the fee simple interest as of June 22, 2002. The intended use of this report is for asset evaluation by the intended user, Oriole Homes Corporation, who is also our client.

The subject property is owned by Brighton at Wellington L.C. but Centerline Homes is the builder. Centerline began marketing homes on January 26, 2002; to date, they have sold 19 units for total revenue (including options and premiums) of over $10,700,000. There are ten units under construction at this time. According to Craig Perry, no water/sewer hookups have been prepaid. Please note that our value DOES NOT include the partially built homes that are on several of the lots. If we had given consideration to the partially built homes, our value would have been higher.

Finally we also note that the subject lands are partially developed. Total development costs are estimated to be about $6,300,000; to date, the builder has expended over $3,400,000. Therefore, about $2,875,000 remains to be spent on the subject in order to have fully developed lots. Furthermore, about 88% of the remaining costs, or $2,525,000, will be for the amenities, common area landscaping and completing the entrance/guardhouse at the project. Thus, the subject lots are primarily developed, with only the amenities and other minor costs remaining to complete the development. BECAUSE DEVELOPMENT IS PROCEEDING EVERY DAY, THE SUBJECT "AS IS" VALUE WILL CHANGE AS MORE OF THE DEVELOPMENT WORK IS COMPLETED. OUR VALUE ESTIMATE STATED BELOW IS AS OF THE DATE OF VALUATION.
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Mr. Joseph Pivinski
Oriole Homes Corporation
Appraisal #2101
July 9, 2002
Page 2

Our final opinion of the market value of the fee simple interest of the subject property as of June 22, 2002, is therefore:

                       MARKET VALUE "AS IS": JUNE 22, 2002
          FIFTEEN MILLION EIGHT HUNDRED THOUSAND DOLLARS ($15,800,000)
   (At a reasonable exposure/marketing period estimated to be 6 to 12 months)

           PROSPECTIVE MARKET VALUE "AS IF FULLY DEVELOPED" EXCLUDING
           ANY PREPAID WATER/SEWER HOOKUP FEES: EXPECTED JANUARY 2003 NINETEEN MILLION FOUR HUNDRED THOUSAND DOLLARS ($19,400,000)
   (At a reasonable exposure/marketing period estimated to be 6 to 12 months)

The above values are subject to the assumptions and limiting conditions contained in this report. Several special assumptions were necessary and we call the reader's attention to these items on page 49. Following is our complete, self-contained appraisal report that details the valuation.

                       Respectfully submitted,

                       /s/ CHARLES E. MINOR
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                       Charles E. Minor, MAI
                       State Certified General Real Estate Appraiser No. 0002252


                       /s/ ZILLAH L. TARKOE
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                       Zillah L. Tarkoe, MAI
                       State Certified General Real Estate Appraiser No. 0001800